Troutman Pepper Hamilton Sanders LLP
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Mr. Dan Duchovny

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street N.E.

Washington, D.C. 20549

Re: Franchise Group, Inc.

Schedule 13E-3 filed by Franchise Group, Inc. et al

Filed on June 8, 2023

File No. 005-87322

Preliminary Proxy Statement

Filed on June 8, 2023

File No. 001-35588

July 6, 2023

Dear Mr. Duchovny:

Please allow this letter to serve as Franchise Group, Inc.’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 28, 2023 (the “Commission Comment Letter”), in connection with the above referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The Company is concurrently submitting to the Staff its Amendment No. 1 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 1”) and Amendment No. 1 to the Proxy Statement (“Proxy Statement Amendment No. 1”) via EDGAR. When used in this letter, the “Company,” “we,” and “our” refer to Franchise Group, Inc.

The Company’s response to the Commission Comment Letter is set forth below. For ease of reference, the text of the Staff’s comment is printed in italics and in each case followed by the Company’s response.

U.S. Securities and Exchange Commission
July 6, 2023

Schedule 13E-3

Introduction, page 1

1.	Remove the statements on page 2 that the filing of the Schedule 13E-3 shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their controlling or affiliate status with respect to the Company or other filing persons within the context of Rule 13e-3.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the Schedule 13E-3 Amendment No. 1 in response to the Staff’s comment.

Item 3. Identity and Background of Filing Person, page 3

2.	Please provide us your detailed legal analysis as to why the controlling person(s) of B. Riley Financial, Inc. are not included as filing persons in the Schedule 13E-3.

Response: The Company respectfully advises the Staff that it has revised the Schedule 13E-3 to include Bryant R. Riley, chairman, co-chief executive officer and beneficial owner of approximately 24.6% of the common stock of B. Riley Financial, Inc., as a filing person.

3.	Please include the information in this Item in the Proxy Statement.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 111 through 114 of the Proxy Statement Amendment No. 1 to include the information included in Item 3 of the Schedule 13E-3.

Exhibits

4.	Please submit a confidential treatment request for the language redacted in your exhibits or refile them in unredacted form.

Response: The Company respectfully advises the Staff that it has refiled Exhibits (c)(1), (c)(2), (c)(3), (c)(4), (c)(5) and (c)(6) to the Schedule 13E-3 Amendment No. 1 in unredacted form in response to the Staff’s comment.

U.S. Securities and Exchange Commission
July 6, 2023

Preliminary Proxy Statement

Summary Term Sheet, page 1

5.	Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. On the cover letter and elsewhere in your Proxy Statement, you state that the merger and voting agreements are fair to “the Company and the holders of FRG Common Stock, other than Excluded Shares and shares of FRG Common Stock held by Rollover Stockholders.” This disclosure appears to inappropriately include directors and officers of the Company that are not Rollover Stockholders. Be advised that the Staff views officers and directors of an issuer as affiliates of the issuer. Please revise the filing throughout to more clearly articulate whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders and apply this comment to the relevant disclosure of all filing persons.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 4, 30 and 37 of the Proxy Statement Amendment No. 1 to clarify that the Special Committee considered the holders of FRG Common Stock, other than Excluded Shares and shares of FRG Common Stock held by Rollover Stockholders, to be situated substantially similarly to, and include, the unaffiliated security holders (as defined by Rule 13e-3(a)(4)) and, as such, determined that the Merger Agreement, the Voting Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the unaffiliated security holders (as defined by Rule 13e-3(a)(4)).

6.	On a related note, please disclose the fairness determination on page 5 of the Summary Term Sheet.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 5 of the Proxy Statement Amendment No. 1 to clarify that the Consortium Members believe that the Merger is substantively fair to the unaffiliated security holders (as defined by Rule 13e-3(a)(4)).

Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger, page 27

7.	We note that the board of directors adopted the special committee’s analyses, conclusion and fairness determination. We also note that the special committee considered the Jefferies analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Jefferies’ analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

U.S. Securities and Exchange Commission
July 6, 2023

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 30 of the Proxy Statement Amendment No. 1 to confirm that the Special Committee expressly adopted Jefferies’ analyses and conclusions.

Opinion of the Special Committee’s Financial Advisor, page 38

8.	Please revise this section to disclose the data underlying the results described in each analysis prepared by Jefferies and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the financial metrics used in the Selected Public Companies and Selected Transactions analyses that resulted in the disclosure in the tables on pages 42 and 44, respectively, and (ii) the Company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 41 through 45 of the Proxy Statement Amendment No. 1 to include the data that was reviewed by the Special Committee's financial advisor in preparing the tables with the summary statistics on pages 42 and 44 of the Proxy Statement. The Company has also revised the disclosure on page 46 of the Proxy Statement Amendment No. 1 to include a cross reference to the Management Projections that are provided on pages 55 and 56 of the Proxy Statement Amendment No. 1.

Unaudited Prospective Financial Information of the Company – Certain Unaudited Prospective Financial Projections, page 52

9.	Please include the full projections instead of their summaries.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 55 through 57 of the Proxy Statement Amendment No. 1 to include the full financial projections.

U.S. Securities and Exchange Commission
July 6, 2023

Interests of Executive Officers and Directors of the Company in the Merger, page 56

10.	Please include, in an appropriate location in the Proxy Statement, the proceeds to be received by each director and officer with respect to shares of common stock owned by such persons.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 58 and 59 of the Proxy Statement Amendment No. 1 in response to the Staff’s comment.

Cautionary Statement Concerning Forward-Looking Statements, page 89

11.	Please revise to omit the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 since the safe harbor included therein is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 92 of the Proxy Statement Amendment No. 1 in response to the Staff’s comment.

Incorporation of Certain Documents by Reference, page 112

12.	It appears that in the second paragraph of this section you are attempting to “forward incorporate” documents into the Proxy Statement. Note that Schedule 13E-3 does not specifically permit “forward incorporation” of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

Response: The Company respectfully advises the Staff that it has filed the Schedule 13E-3 Amendment No. 1 to include any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act in response to the Staff’s comment.

*****

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call contact the undersigned at (804) 697-2328 or betty.segaar@troutman.com.

Very truly yours,

U.S. Securities and Exchange Commission
July 6, 2023

/s/ Betty Linkenauger Segaar
Betty Linkenauger Segaar

cc: Tiffany McMillan-McWaters, Deputy General Counsel, Franchise Group, Inc.

Andrew Kaminsky, Executive Vice President and Chief Administrative Officer, Franchise Group, Inc.

David Ghegan, Troutman Pepper Hamilton Sanders LLP

David A. Katz, Wachtell, Lipton, Rosen & Katz

Zachary Podolsky, Wachtell, Lipton, Rosen & Katz

Sean Ewen, Willkie Farr & Gallagher LLP

Patrick Brown, Sullivan & Cromwell LLP

Stephen Infante, Covington & Burling LLP